UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

ATLANTIC POWER CORPORATION

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

Common Shares, no par value per share,

and the associated Rights to Purchase Common Shares

(Title of Class of Securities)

04878Q863

(CUSIP Number of Class of Securities)

Jeffrey S. Levy, Esq.

Senior Vice President, General Counsel and Corporate Secretary

3 Allied Drive, Suite 155

Dedham, Massachusetts 02026

(617) 977-2400

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Craig B. Brod, Esq.

Neil R. Markel, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$25,000,000	$3,245

(1)         Calculated solely for the purposes of determining the filing fee based upon a transaction value of $25,000,000, an aggregate of up to 12,820,512 common shares at a purchase price of not more than $2.20 and not less than $1.95 per share in cash.

(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000 of the value of the transaction.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,245.	Filing Party:	Atlantic Power Corporation.
Form or Registration No.:	Schedule TO.	Date Filed:	March 25, 2020.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

¨

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 25, 2020 (as amended and supplemented by this Amendment and as it may be further amended from time to time, the “Schedule TO”) as it relates to the offer (the “Offer”) by Atlantic Power Corporation, a British Columbia corporation (the “Company”), to holders of its common shares, no par value (together with the purchase rights associated with such common shares, the “Common Shares”), to purchase up to an aggregate amount of $25,000,000 of such Common Shares for cash at a price of not more than US$2.20 per Common Share and not less than US$1.95 per Common Share (subject to any applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2020, and accompanying Issuer Bid Circular (the “Offer and Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, and which, collectively, as amended or supplemented from time to time, constitute the “Offer Documents”.

The information in the Schedule TO, including all exhibits to the Schedule TO, which were previously filed with the Schedule TO or any amendment thereto is incorporated herein by reference in response to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.  Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.  All capitalized terms used but not specifically defined in this Amendment No. 1 shall have the meanings given to such terms in the Offer and Circular.

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The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 4.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 5:00p.m. (Toronto time) on Thursday, April 30, 2020. On May 1, 2020, the Company issued a press release announcing the preliminary results of the Offer. Based on a preliminary count by Computershare Trust Company of Canada, as depositary for the Offer (the “Depositary”), the Company expects to take up and purchase for cancellation 12,500,000 Common Shares at a purchase price of US$2.00 per Common Share, for aggregate consideration of US$25 million. The Common Shares expected to be purchased under the Offer represent approximately 12% of the Common Shares issued and outstanding at the time the Offer was announced. After giving effect to the cancellation of the Common Shares purchased by the Company under the Offer, 93,002,338 Common Shares are expected to be issued and outstanding. Based on the Depositary’s preliminary count, approximately 28 million Common Shares were tendered to the Offer. As the Offer was oversubscribed, shareholders who made auction tenders at a price of US$2.00 or less per Common Share and purchase price tenders are expected to have approximately 81% of their successfully tendered Common Shares purchased by the Company, other than “odd lot” tenders, which are not subject to proration. Shareholders who made auction tenders at a price in excess of US$2.00 per Common Share will have their Common Shares returned by the Depositary.

The full text of the Company’s press release, dated May 1, 2020, is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(ii)*	Press Release, dated May 1, 2020.

* Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTIC POWER CORPORATION

	By:	/s/ JAMES J. MOORE, JR.
Name: James J. Moore, Jr.
Title: President and Chief Executive Officer

Date: May 1, 2020

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